8-65165

ABX 3/6

09058547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
[illegible]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Capital Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Oser Avenue
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony P. Simone — (631) 851-0918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2009
Washington, DC
103

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I Anthony P. Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Capital Partners, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Martina Gaughan
Notary Public - New York
Suffolk County
My Comm. Expires 8/1/2009
#01GA6131241

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN CAPITAL PARTNERS, LLC AND SUBSIDIARY
205 Oser Avenue
Hauppauge, NY 11788

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

American Capital Partners, LLC and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	1,380,135
Receivable from broker-dealer and clearing organization		228,399
Deposit with clearing organization		100,000
Securities owned marketable, at market value		107,764
Securities owned not readily marketable, at estimated fair value		53,695
Other assets		547,164
Total assets	**$**	**2,417,157**
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	1,316,074
Deferred income		209,420
		1,525,494
Contingencies		
Member's equity		
Total member's equity		891,663
Total liabilities and member's equity	**$**	**2,417,157**

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Nature of Business

American Capital Partners, LLC was organized in New York on December 21, 2001 as a limited liability company under Section 203 of the Limited Liability Company law. The liability of the members for the losses, debts and obligations of the Company is generally limited to their capital contributions. The Company is wholly owned by Century Management LLC ("Parent"), which is wholly owned by ACP Capital Holdings Corp. Effective July 5, 2002, the Company commenced operations as a broker-dealer and registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was formed to engage in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States of America including Puerto Rico. The Company receives commissions for the purchase and sales of securities from its clearing broker. The Company also conducts proprietary trading activities for its own account through the clearing broker.

American Capital Partners, LLC is the sole member of ACP Investments LLC ("ACPI"), a limited liability company, formed pursuant to New York Limited Liability Company Law in 2007. ACPI is registered to offer insurance products.

2. Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of American Capital Partners, LLC and its Subsidiary (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition
Securities transactions and commission income are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations, the Company is treated as a disregarded entity for tax purposes; accordingly, taxes are paid on the income of the Company by the member.

In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, which allows certain enterprises to defer the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* until fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 in accordance with this FSP.

Securities Transactions
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

3. Securities Owned Not Readily Marketable

Securities owned not readily marketable include investment securities that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2008, these securities carried at estimated fair values consist of equity securities.

4. Other Assets

Included in other assets are loan receivables which consist of the following at December 31, 2008:

Employee loans	$ 722,841
Allowance for bad debt	(580,842)
	$ 141,999

During 2008, the Company wrote off an employee loan amounting to $333,333 due to bankruptcy.

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2008, the Company had net capital, as defined of $262,465, which exceeded the required minimum net capital of $101,700 by $160,765. Aggregate indebtedness at December 31, 2008 totaled $1,525,494. The ratio of aggregate indebtedness to net capital was 5.81 to 1.

6. Related Party Transactions

The Company has entered into a management and expense sharing agreement with the Parent. For the year ended December 31, 2008, the Parent charged the Company management fees amounting to $2,060,000.

The Company is responsible for payment of commissions, clearing charges and regulatory fees. The Parent is responsible for salaries, rent and operating expenses.

7. Deferred Income

The Company entered into an exclusive clearing contract with RBC Dain Rauscher, Inc. at August 17, 2004 through June 2010. The deferred income balance of $209,420 represents the unearned portion, which is being amortized monthly on a straight line basis.

8. Contingencies

The Company is subject to claims which arise in the ordinary course of business. Counsel believes the Company has affirmative defenses to such claims. The Company has recorded a reserve of $280,000 inclusive of costs, for these claims. The ultimate outcome of the foregoing lawsuits, arbitrations, and regulatory inquiries cannot be predicted with certainty, in the opinion of management, based on information provided by both in-house and outside legal counsel.

As of February 2009, the Company settled certain claims approximating $152,000, inclusive of costs, which were included in the reserve recorded as of December 31, 2008.

9. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities.

The Company transacts its business with customers located throughout the United States of America and Puerto Rico.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and securities on deposit at its bank and clearing broker. The accounts at its bank and clearing broker contain cash (bank) and cash and securities (clearing broker). Balances at its bank are insured by the Federal Deposit Insurance Corporation up to $250,000. Balances at its clearing broker are insured up to $500,000, with a limit of $100,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage maintained by the clearing broker.

10. Fair Value Measurements

The Company adopted Statement on Financial Accounting Standards ("SFAS") No. 157 as of January 1, 2008 which expands disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category include listed equities and listed derivatives. As required by SFAS 157, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale could reasonably impact the quoted price.

Level 2 Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate debt, less liquid and restricted equity securities and warrants.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include interests in corporate private equity.

The following table summarizes the valuation of the Company's investments by SFAS No. 157 fair value hierarchy as described above as of December 31, 2008.

Description	Total	Level 1	Level 2	Level 3
Corporate stock	$ 161,459	$ 107,764	$ -	$ 53,695
	$ 161,459	$ 107,764	$ -	$ 53,695

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
American Capital Partners, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of American Capital Partners, LLC and Subsidiary (the "Company"), as of December 31, 2008, that you are filing pursant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of American Capital Partners, LLC and Subsidiary, as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, NY
February 26, 2009